Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-4 of our report dated May 12, 2023 on our audit of the carve-out consolidated financial statements of Aark Singapore Pte. Ltd. and subsidiaries as of and for the years ended March 31, 2022 and 2021, which includes an emphasis of matter paragraph that states that the accompanying carve-out consolidated financial statements reflect the assets, liabilities, revenue, expenses and cash flows directly attributable to the Carve-Out Entity as well as allocations deemed reasonable by the management. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ KNAV P.A.

Atlanta, Georgia

May 12, 2023